UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010
Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

 (Translation of registrant’s name into English)

United Mexican States

 (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
México, D.F. 11311
México

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes    No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

PEMEX Board of Directors forms committees of the subsidiary entities
July 13, 2010.  Press Release No. 52

On July 13, 2010, the Board of Directors of Petróleos Mexicanos appointed members to the Strategy and Investment Committees and the Acquisitions, Leasing, Works and Services Committees of the four subsidiary entities.

Such committees, provided for in article 27 of the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), will provide consistency to the implementation of the energy reform, as well as  execute the functions attributed to them under such law.

It was considered advisable that the committees include directors that are Mexican government representatives, including the two professional members of each subsidiary entity, as well as the representation of Petróleos Mexicanos.  The professional members will act as the chairpersons of these committees.

The committees were composed as follows:

Pemex-Exploration and Production

Strategy and Investment Committee:

•	Héctor Moreira Rodríguez, chairman.
•	Jaime Enrique Zabludovsky Kuper.
•	Mario Gabriel Budebo.
•	Dionisio Arturo Pérez-Jácome Friscione.
•	Juan José Suárez Coppel.

Acquisitions, Leasing, Works and Services Committee:

•	Jaime Enrique Zabludovsky Kuper, chairman.
•	Héctor Moreira Rodríguez.
•	Mario Gabriel Budebo.
•	Fausto Barajas Cummings.
•	Juan José Suárez Coppel.

Pemex-Refining

Strategy and Investment Committee:

•	Ricardo Samaniego Breach, chairman.
•	José Fortunato Álvarez Enríquez.
•	Mario Gabriel Budebo.
•	Dionisio Arturo Pérez-Jácome Friscione.
•	Juan José Suárez Coppel.

Acquisitions, Leasing, Works and Services Committee:

•	José Fortunato Álvarez Enríquez, chairman.
•	Ricardo Samaniego Breach.
•	Mario Gabriel Budebo.
•	Antonio Vivanco Casamadrid.
•	Juan José Suárez Coppel.

Pemex-Gas and Basic Petrochemicals

Strategy and Investment Committee:

•	Fluvio César Ruiz Alarcón, chairman.
•	María de Lourdes Dieck Assad.
•	Mario Gabriel Budebo.
•	Dionisio Pérez-Jácome Friscione.
•	Juan José Suárez Coppel.

Acquisitions, Leasing, Works and Services Committee:

•	María de Lourdes Dieck Assad, chairwoman.
•	Fluvio César Ruiz Alarcón.
•	Mario Gabriel Budebo.
•	Fausto Barajas Cummings.
•	Juan José Suárez Coppel.

Pemex-Petrochemicals

Strategy and Investment Committee:

•	Fluvio César Ruiz Alarcón, chairman.
•	María de Lourdes Dieck Assad.
•	Mario Gabriel Budebo.
•	Dionisio Pérez-Jácome Friscione.
•	Juan José Suárez Coppel.

Acquisitions, Leasing, Works and Services Committee:

•	María de Lourdes Dieck Assad, chairwoman.
•	Fluvio César Ruiz Alarcón.
•	Mario Gabriel Budebo.
•	Fausto Barajas Cummings.
•	Juan José Suárez Coppel.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      Petróleos Mexicanos

                       By: /s/ Arturo Delpech del Ángel
                      Arturo Delpech del Ángel
                      Associate Managing Director of Finance

Date:  July 23, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance.  We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.  These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.